January 26, 2009

Via Facsimile and Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  David S. Lyon

Re:	Heritage Commerce Corp Form 10-K
Filed March 17, 2008
File No. 000-23877

Dear Mr. Lyon:

Heritage Commerce Corp (the “Company”) hereby respectfully submits its responses to the SEC staff comments made by letter dated December 16, 2008, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2007.

The Company’s responses are keyed to numbered paragraphs that correspond to the comments made by the SEC staff in the December 16, 2008 letter.  Each response is preceded by a reproduction of the corresponding SEC staff comment.

Form 10-K

Item 11.  Executive Compensation

General

1.             We note that you rely on a peer group when benchmarking executive compensation.  Please revise future filings to disclose the peer group component companies.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response 1:

The Company confirms that in future filings it will disclose the peer group component companies relative to the benchmarking of executive compensation.

2.             You disclose that certain performance targets are used to establish annual cash-based incentive compensation (i.e., net income, total average assets, efficiency ratio and return on assets).  However, you do not disclose the specific target amounts that need to be achieved.  This should be disclosed so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance.  Please tell the staff, and in future filings disclose, the performance targets used to establish compensation Please do this whether or not the targets are met.  If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation in your response supporting your conclusion.  To the extent you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis.  Please refer to Question 118.04 of Item 402(b) of Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.see.gov.

Response 2:

The Company notes that on p. 23 of its Definitive Proxy Statement on Schedule 14A the following is disclosed:

“Each year the Committee with recommendations from the CEO establishes financial objectives that must be met in order for awards to be paid.

The Committee sets threshold, target and maximum levels for each financial objective.  Payment of awards under the Incentive Plan are based upon the achievement of such financial objectives relative to the weight assigned to each financial objective for the current year.”

The Company informs the staff that the financial objectives for 2007 were as follows:

	Threshold	Target	Maximum
Net Income	$17,153,611	$18,056,433	$18,959,255
Efficiency Ratio	57.25%	54.39%	51.80%
Total Avg Assets	$1,078,000,000	$1,135,000,000	$1,192,000,000
Return on Assets	1.51%	1.59%	1.67%

On p. 24 of the Proxy Statement the Company further discloses:

“The Committee determines the weighting of financial objective goals each year based upon recommendations from the CEO.  For 2007, the compensation committee weighted the financial objectives as follow:

Net Income	55%
Total Average Assets	20%
Efficiency Ratio	10%
Return on Assets	15%”

The Company confirms that in future filings, as part of the Company’s discussion regarding compensation paid to the named executive officers on an historical basis under the Company’s cash-based management incentive plan, it will quantify the specific financial targets and disclose other specific performance factors that were necessary to be achieved in order for the named executive officers to earn such cash compensation.  The Company will only omit such quantification and disclosure in cases in which the Company determines that disclosure of such information would result in competitive harm, entitling the Company to exclude such information under Instruction 4 to Item 402(b) of Regulation S-K.

The Company respectfully submits that, where the Company has excluded specific financial targets from its disclosure regarding incentive compensation in reliance on Instruction 4 to Item 402(b) of Regulation S-K, it has included disclosure regarding the Company’s view as to the difficulty in achieving the undisclosed target levels, and the Company believes that such disclosure complies with Instruction 4.  In future filings, if the Company excludes specific financial targets or other performance factors from its disclosure regarding incentive compensation in reliance on Instruction 4 to Item 402(b) of Regulation S-K, the Company will provide as much detail as necessary regarding the difficulty or likelihood of achieving the financial targets or other performance factors without disclosing information that poses a reasonable risk of competitive harm, and will provide sufficient discussion and analysis as to the level of increased performance the established financial targets are intended to incentivize.

Item 13.  Certain Relationships and Related Transactions and Director Independence Transactions with Management, page 17 of DEF 14A

3.             Please tell the staff and in future filings disclose, whether loans entered into with related parties were made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to the lender.  Refer to Instruction 4(c) to the Instructions to Item 404(a) of Regulation S-K.

Response 3:

In response to the staff’s comment the Company respectfully notes that on p. 17 of its Definitive Proxy Statement on Schedule 14A states as follows:

“Some of the Company’s directors and executive officers, as well as their immediate family and associates, are customers of, and have had banking transactions with, the Company’s subsidiary, Heritage Bank of Commerce, in the ordinary course of business, and the Bank expects to have such ordinary banking transactions with these persons in the future.  In the opinion of the management of the Company and the Bank, all loans and commitments to lend included in such transactions were made in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing from comparable transactions with other persons of similar creditworthiness, and do not involve more than the normal risk of collectability or present other unfavorable features.  Loans to individual directors and officers must comply with the Bank’s lending policies and statutory lending limits.  In addition, prior approval of the Bank’s Board of Directors is required for all such loans.”

The Company also confirms that the loans entered into with related parties (as defined by the Instructions to Item 404(a) of Regulation S-K) were made on substantially the same terms as then prevailing at the time for comparable loans with persons not related to the Company.

4.             In future filings, please include the total dollar volume of loans outstanding at year end, described in the last paragraph.

Response 4:

The Company confirms that in future filings it will include the total dollar volume of loans outstanding at year end for its directors and executive officers and other related parties.

Exhibits

General

5.             It does not appear that the agreements discussed on page 17 of the Definitive Proxy Statement on Schedule 14A, filed April 7, 2008, are filed as exhibits to the Form 10-K.  Please advise us how you determined that these agreements need not be filed as exhibits.  Refer to Item 601(b)(10) of Regulation S-K.

Response 5:

The Company respectfully notes that the agreements discussed on page 17 of the Definitive Proxy Statement on Schedule 14A were filed on June 22, 2007 with the Commission on Form 8-K.  The Company confirms that it will in its future Form 10-K filings (as required at such time) incorporate these agreements by reference to the previously filed Form 8-K filed June 22, 2007.

Exhibits 31.1 and 31.2

6.             Certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601 of Regulation S-K.  Your certifications, both in the Form 10-K and in your subsequent Forms 10-Q, include inappropriate modifications.  Please confirm that the certifications in future filings will be revised to conform to the exact form as in the applicable disclosure standard.

Response 6:

The Company respectfully submits that it had interpreted the phrase in Item 601(31) of Regulation S-K paragraph 4.(d):  “Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) .. . . . . . (emphasis added)” to permit the specific identification of the specific fiscal quarter, i.e. “fourth quarter of 2007.”  The Company appreciates the staff’s clarification that the specific phrase in Item 601(31) must be used and will use the specific phrase in future filings.

*          *          *          *          *          *

In connection with our response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses set forth herein or require additional information, please contact me by telephone at (408) 494-4562, or by facsimile at (408) 947-6919.

Sincerely,

HERITAGE COMMERCE CORP

By:	/s/ Lawrence D. McGovern
Lawrence D. McGovern
Senior Executive President and
Chief Financial Officer